Exhibit 99.1

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

Minera Andes Announces Full Repayment of Loans From San José Mine
(all figures in US dollars)

TORONTO, ON – October 3, 2011 - Minera Andes Inc. (the “Company” or “Minera Andes”) (TSX: MAI and US OTC: MNEAF) is pleased to announce that the Company’s 49% owned joint venture and operator of the San José mine, has repaid the entire outstanding principal and accrued interest on the shareholder and project finance loans.  Minera Andes received net proceeds of approximately $29 million from this repayment.  In addition, the project finance loan payable to our joint venture partner, Hochschild Mining plc, totaling approximately $32 million has been repaid in full.  The Company now has no project finance debt and continues to be free of any bank debt.

Going forward the Company will be due 49% of the dividends payable by the San José mine joint venture reflecting the Company’s ownership stake.

About Minera Andes
Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: a 49% interest in Minera Santa Cruz SA, owner of the San Jose Mine in close proximity to Goldcorp's Cerro Negro project; 100% ownership of the Los Azules copper deposit and 100% ownership of a large portfolio of exploration properties in Santa Cruz province, Argentina, including properties bordering the Cerro Negro project in Santa Cruz Province. On September 22, 2011, Minera Andes and US Gold Corporation (“US Gold”) announced that the two companies have entered into an arrangement agreement, pursuant to which the companies will combine to form McEwen Mining.  This transaction is expected to be completed by the end of the year subject to customary approvals, including stock exchange, court approval and approval by shareholders of Minera Andes and US Gold. As of September 30, 2011, Minera Andes had $45 million in cash and short-term investments and no debt. Rob McEwen, Chairman and CEO, owns 30% of the shares of Minera Andes.

About Minera Santa Cruz
Minera Santa Cruz SA is a joint venture owned 51% by Hochschild Mining Argentina, a wholly owned subsidiary of Hochschild Mining plc, and 49% by Minera Andes S.A., a wholly owned subsidiary of the Company. The joint venture owns and operates the San José property.

For further information, please contact Perry Ing or visit our Web site: www.minandes.com.

Perry Ing
Chief Financial Officer

99 George St. 3rd Floor
Toronto, Ontario, Canada. M5A 2N4
Toll-Free: 1-866-441-0690
Tel: 647-258-0395
Fax: 647-258-0408
E-mail: info@minandes.com

Minera Andes Inc.	News Release 11-23 Page 1

Reliability of Information:
Minera Santa Cruz, the owner and operator of the San José mine, is responsible for and has supplied to the Company all reported results and operational updates from the San José mine. Minera Andes' joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates other than MSC do not accept responsibility for the use of project data or the adequacy or accuracy of this release. As the Company is not the operator of the San José mine, there can be no assurance that production information reported to the Company by MSC is accurate, the Company has not independently verified such information and readers are therefore cautioned regarding the extent to which they should rely upon such information.

Caution Concerning Forward-Looking Statements:
This press release contains certain forward-looking statements and information.  The forward-looking statements and information express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, the completion of a business combination between Minera Andes and US Gold (including the numerous approvals required in connection with such a business combination), risks related to business integration as a result of a successful business combination, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, risks related to litigation, property title, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks.

Readers should not place undue reliance on forward-looking statements or information.  The Company undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law.  See the Company's Annual Information Form, filed on SEDAR (www.sedar.com), and the Company’s Form 40F, available on EDGAR (www.sec.gov), for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information.  All forward-looking statements and information made in this news release are qualified by this cautionary statement.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Minera Andes Inc.	News Release 11-23 Page 2